FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2013 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On June 30, 2013, the registrant announced Successful Completion of Its Rights Offering. Attached please find the press release.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 1, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces Successful Completion of Its Rights Offering

90 Percent of All Available Rights Were Exercised For Gross Proceeds of $22 Million

Israel Corporation, a Major Shareholder, has Invested $7 Million to Exercise Rights and has
Committed to Exercise all of its Series 8 Warrants for Additional Proceeds of $10 Million by July 22, 2013

MIGDAL HAEMEK, Israel — June 30, 2013 — Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), the global specialty foundry leader, announced the completion of its previously announced rights offering to eligible security holders. The company received gross proceeds of $22 million out of maximum possible amount of approximately $24 million offered, representing a 90% participation rate. Israel Corporation Ltd., a major shareholder of the Company, exercised its Rights in full and has further committed to exercise all of its Series 8 warrants on or before July 22, 2013, for an additional investment in TowerJazz of approximately $10 million.

"In the past weeks, we had opportunities to meet with multiple investors and discuss company strategies, tactics and performance. There was an overall understanding, appreciation and belief in the direction the company is taking and of the strong traction within the strategic initiatives that the company has announced over the preceding years.  This appreciation and belief is best evidenced, and we are most pleased to announce, that 90% of all available rights were exercised. We appreciate this strong vote of confidence by our stakeholders" said Russell Ellwanger, chief executive officer of the Company. "We will continue to focus on analog technology leadership with strategic steps driving deeper and broader offerings within the industrial mega trends of 1) green everything, 2) wireless everything, and 3) integrated smart systems and hence provide unique value to our customers with strong financial models."

A total of approximately 1.1 million rights were exercised in the rights offering. Each right is exercisable for four ordinary shares, six short-term Series 8 warrants exercisable at $5.00 per share until July 22, 2013 and five Series 9 warrants exercisable at $7.33 per share until June 27, 2017.  Both the Series 8 warrants and the Series 9 warrants will be listed for trade on the Tel Aviv Stock Exchange and its CUSIP numbers are M87915 407 and M87915 415, respectively.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

 Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and F-3, as were filed with the SEC and the Israel Securities Authority, and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Contacts:
CCG Investor Relations / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com
TowerJazz Investor Relations Contact: Noit Levi | noit.levi@towerjazz.com